BTQ Technologies Unveils Quantum Stablecoin Settlement Network (QSSN)

Demonstrates How Quantum-Secure Stablecoin Models for JPMorgan, Tether, Circle, and Others Enter The Quantum future

● Quantum-Safe Stablecoin Infrastructure: BTQ unveils the Quantum Stablecoin Settlement Network (QSSN), a next-generation framework in development to help banks, payment providers, and digital asset platforms issue and manage stablecoins with built-in protection against quantum-era cybersecurity threats.

● Demonstration of JPMorgan Use Case: BTQ demonstrates how QSSN could enable a quantum-secure version of JPMorgan's proposed USD deposit token (JPMD), allowing privileged minting, burning, and administrative controls to meet U.S. federal quantum- resilience mandates without altering existing token standards or user workflows.

● Market Opportunity and BTQ Positioning: With global stablecoin adoption surpassing $225 billion and regulatory timelines accelerating for quantum-proof financial infrastructure, QSSN positions BTQ as a critical technology provider for secure, scalable stablecoin and tokenized asset markets.

● Policy Leadership: With the GENIUS Act advancing toward federal approval, digitized money is poised to become a formal part of the financial system. BTQ will leverage its decade of collaboration with NIST to propose technical standards that ensure stablecoins and digital currencies are quantum-secure by design and mandated by law.

Vancouver, British Columbia, June 24, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to introduce the Quantum Stablecoin Settlement Network (QSSN), a next-generation framework designed to protect stablecoin platforms from emerging cybersecurity risks driven by quantum computing.

QSSN will provide banks, payment companies, and digital asset platforms with the tools to issue and manage stablecoins in alignment with evolving regulatory and national security standards. The framework is designed to support a broad range of stablecoin models, including:

● JPMorgan Chase's proposed USD deposit token (JPMD)

● Leading fiat-backed stablecoins like Circle and Tether USD

● Regulated, bank-issued stablecoins such as the forthcoming Fire Labs Stablecoin, which has commenced to power wallets in Kraken and Blockchain.com

● Real-world asset tokens and other next-generation digital payment products

Supporting the Next Phase of Stablecoin Market Growth

The stablecoin sector has rapidly expanded into a $225 billion market, with growing institutional demand, real-world applications, and regulatory clarity accelerating adoption. As stablecoins become more embedded in global financial infrastructure, governments and regulators are introducing new requirements to ensure their long-term security, particularly in response to the growing capabilities of quantum computing, which threaten to undermine legacy encryption systems.

In the U.S., recent federal mandates call for quantum-safe technology across critical infrastructure, including digital assets and tokenized financial products. BTQ's QSSN is designed to help stablecoin issuers meet these requirements by adding a secure, future-proof layer to the most sensitive aspects of stablecoin platforms, without changing how businesses, institutions, or users interact with these digital currencies.

Demonstrating a Quantum-Secure JPMorgan Stablecoin

BTQ's QSSN provides a clear pathway to future-proof the proposed JPMorgan Chase USD deposit token (JPMD) in line with U.S. federal cybersecurity standards. Recent policies, including National Security Memorandum-10 and the NSA's Commercial National Security Algorithm Suite 2.0, require critical financial systems to migrate to quantum-resistant cryptography before 2030, with many standards already in effect.

BTQ's solution would allow JPMorgan-or any issuer of tokenized deposits-to secure their stablecoin platform by upgrading only the core functions used by the bank's treasury or designated operator, such as:

● Minting and burning tokens

● Administrative controls, such as pauses or upgrades

● Initial contract deployment

Using BTQ's proprietary CASH hardware and QSSN framework, these privileged transactions will be cryptographically signed with both standard ECDSA keys and quantum-safe Falcon-512 signatures. This allows for compliance with emerging quantum security mandates while preserving all existing token logic, KYC processes, allow-list requirements, and user workflows.

The broader stablecoin ecosystem remains unchanged, meaning:

● Institutional and retail holders interact with the token as they do today

● Existing wallets, reconciliation processes, and regulatory reporting remain intact

● Only the issuer's authentication path adopts quantum-safe protections

This approach offers improved security with reduced disruption, which will allow major financial institutions to comply with U.S. quantum-resilience policies without overhauling their operational infrastructure.

A Market-Ready, Scalable Solution

The QSSN framework will enhance security for core stablecoin functions while maintaining full compatibility with existing payment systems and compliance processes. It will enable seamless adoption for both new and existing stablecoin issuers, positioning BTQ as a critical technology provider for secure, scalable digital finance.

"The growth of stablecoins is reshaping global payments and financial markets, but these platforms must be built on secure foundations," said Olivier Roussy Newton, CEO and Chairman of BTQ Technologies. "QSSN positions BTQ at the forefront of this transformation, will enable banks, institutions, and innovators to meet emerging regulatory expectations for quantum security, without disrupting user experience or market functionality."

Roussy Newton added: "Quantum technologies will be first and foremost widely deployed in digital currencies-and BTQ is positioned to lead the market."

Capitalizing on Market Growth and Regulatory Tailwinds

Stablecoins have become a critical part of the digital asset economy, powering real-world asset tokenization, payments, cross-border settlement, and yield-generating financial products. At the same time, governments are accelerating timelines for quantum-proofing national infrastructure, presenting both a challenge and a significant market opportunity for technology providers.

In the United States, the pending GENIUS Act-a bipartisan bill advancing through Congress- seeks to establish comprehensive federal guidelines for fiat-backed stablecoins, further reinforcing the need for secure, compliant, and resilient digital currency infrastructure. With the introduction of the GENIUS Act and its anticipated approval, there will come a time-sooner rather than later-when digitized money becomes mandated by law.

BTQ, having collaborated with NIST and other standards bodies for over a decade, is committed to shaping that future. The Company intends to actively propose technical legislation and standards to ensure that digital currencies, including stablecoins, are built on quantum-secure foundations.

With QSSN, BTQ will offer a scalable, revenue-generating platform to support secure stablecoin issuance and management, enabling banks, payment providers, and digital asset companies to confidently meet both market demand and regulatory expectations in the years ahead.

For more information about QSSN please visit https://www.qssn.money/.

Blog: Future-Proofing Stablecoins: How BTQ's QSSN Secures Digital Money for the Quantum Era

About BTQ

BTQ Technologies Corp. (Cboe CA: BTQ | FSE: NG3 | OTCQX: BTQQF) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: the business plans of the Company, the development of the QSSN; the QSSN enabling a quantum-secure version of JPMorgan's proposed USD deposit coin, Tether, Circle and others and the results therefrom; the QSSN positioning BTQ as a critical technology provide for secure, scalable stablecoin and tokenized asset markets; BTQ's ability to secure mission-critical networks; the QSSN providing banks, payment companies, and digital assets with tools to issue and manage stable coins in alignment with evolving regulatory and national security standards; the QSSN's ability to support stablecoins models; Fire Labs Stablecoin and its powering of wallets in Kraken and Blockchain.com; stablecoins becoming more embedded in global financial infrastructure; governments and regulators introducing new requirements to ensure their long-term security; the growing capabilities of quantum computing; the QSSN adding a secure, future-proof layer to the most sensitive aspect of stablecoin platforms without changing how business, institutions, or users interact with these digital currencies; the upgrades an issuer of tokenized deposited would be required to make to utilize the QSSN and secure their stablecoin platform; the cryptographical signature mechanics of certain privileged transactions using BTQ's proprietary CASH hardware and the QSSN framework and its ability to allow for compliance with emerging quantum security mandates while preserving certain characteristics and processes; BTQ's proprietary CASH hardware and the QSSN frameworks ability to allow major financial institutions to comply with U.S. quantum-resilience policies without overhauling their operational infrastructure or disrupting user experience of market functionality; the QSSN enhancing security for core stablecoin functions while maintaining full compatibility with existing payment systems and compliance processes; the QSSN framework enabling seamless adoption for both new and existing stablecoin issuers; quantum technologies being deploying in digital currencies; governments accelerating timelines for quantum-proofing national infrastructure; and BTQ offering, through the QSSN, a scalable, revenue-generating platform which supports secure stablecoin issuance and management. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "will", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions; the development of post-quantum algorithms and quantum vulnerabilities; the successful development and commercialization of the QSSN; and the future of stablecoins, the QSSN, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post- quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post- quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.